Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-203458

Free Writing Prospectus dated September 17, 2015

Fantex, Inc.

On September 11, 2015, a media publication, attached hereto as Annex A, was released by The Los Angeles Times, on September 12, 2015, a media publication, attached hereto as Annex B, was released by The Orange County Register, on September 12, 2015, a media publication, attached hereto as Annex C, was released by The Cincinnati Enquirer and on September 14, 2015, a media publication, attached hereto as Annex D, was released by fangraphs.com (each an “Article” and collectively, the “Articles”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Articles reference the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015.  However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publishers of the Articles are not affiliated with the Company.  The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

The Los Angeles Times

•                  The Article references “a new stock,” “Heaney’s stock” and “a stock linked to [Andrew Heaney’s] earnings.” The Company clarifies that it entered into a brand contract with Andrew Heaney on September 10, 2015 (the “Andrew Heaney Brand Contract”), pursuant to which the Company will acquire a minority interest equal to 10% of the income that Andrew Heaney receives from and after January 1, 2015, subject to the terms and exceptions specified in the Andrew Heaney Brand Contract. As consideration for this interest under the Andrew Heaney Brand Contract, the Company will pay Andrew Heaney a one-time cash amount of $3.34 million contingent upon the Company’s ability to obtain financing.

•                  The Article references “player’s stock.”  The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the brand contract effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the brand contract effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the brand contract effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the brand contract effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the brand contract effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the brand contract effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the brand contract effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the brand contract effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  Mr. French references that Fantex “help[s] players earn more money,” “serv[es] as an advisor” and “[offers] a team of analysts that can evaluate financial decisions and account for risk.” Mr. French references that “[Fantex] acts as a ‘trusted advisor.’” The Company clarifies that Fantex, Inc. is a brand building company that purchases a minority interest in an athlete’s brand pursuant to a brand contract and works to increase the value of the brand. In order to fund the purchase of such minority interest, Fantex, Inc. develops a tracking stock that is designed to track and reflect the economic performance of the brand, which tracking stock the Company offers to the public through an initial public offering. Fantex Brokerage Services, LLC (“FBS”), a registered alternative trading system, is the Company’s affiliated broker-dealer.

•                  The Article references “us[ing a] player’s income to issue dividends.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright (each a “Contract Party” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements. The Company further clarifies that the board of directors is permitted, but not required to declare and pay dividends on the Company’s platform common stock or any of its Tracking Stocks. In its Annual Report on Form 10-K, the Company states that it intends to pay quarterly cash dividends out of available cash for each tracking stock, if outstanding. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

The Orange County Register

•                  The Article references “stock in [Andrew] Heaney,” “[s]hares of [Andrew] Heaney,” “[Andrew Heaney] sell[ing] a portion of his future earnings to Fantex,” “that “[Fantex acquired] 10 percent of [Andrew Heaney’s] baseball-related earnings for the rest of his life” and that “Fantex [will receive] money that [Andrew] Heaney earns in endorsements or appearances fees, … in a post-baseball career, as a coach or broadcaster.” The Company clarifies that it has entered into the Andrew Heaney Brand Contract, pursuant to which the Company will acquire a minority interest equal to 10% of the income that Andrew Heaney receives from and after January 1, 2015, subject to the terms and exceptions specified in the Andrew Heaney Brand Contract. As consideration for this interest under the Andrew Heaney Brand Contract, the Company will pay Andrew Heaney a one-time cash amount of $3.34 million contingent upon the Company’s ability to obtain financing.

•                  The Article references that “[t]he value of [a Tracking Stock] fluctuate[s] based on the player’s performance and earnings.” The Company clarifies that the performance or market price for a Tracking Stock depends on many factors and may not reflect the performance of the associated Brand Contract or Contract Party. An investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

The Cincinnati Enquirer

•                  The Article references “investing in athletes,” “investments in sports stars and entertainers,” “stock[] linked to an athlete’s financial performance,” “shares in athletes,” “securities for … Vernon Davis, … Ja[ck] Mewhort, … Alshon Jeffery, … EJ Manuel and … Michael Brockers,” “[Mohamed Sanu’s] dividend” and that “shareholders [of] Mohamed Sanu received a dividend of 20 cents per share.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract. Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Mohamed Sanu Brand Contract. Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Alshon Jeffery Brand Contract. Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Michael Brockers Brand Contract. The Company further clarifies that, on May 31, 2015,  it declared a dividend of $0.20 per share for its Fantex Series Mohamed Sanu, which was payable on July 30, 2015 to record holders of such shares at the close of business on June 30, 2015.

•                  The Article references that “Fantex built a stock trading platform.” The Company clarifies that Fantex, Inc. is a brand building company that purchases a minority interest in an athlete’s brand pursuant to a brand contract and works to increase the value of the brand. In order to fund the purchase of such minority interest, Fantex, Inc. develops a tracking stock that is designed to track and reflect the economic performance of the brand, which tracking stock the Company offers to the public through an initial public offering. FBS, a registered alternative trading system, is the Company’s affiliated broker-dealer.

•                  The Article references that “[the Tracking Stocks are] a portfolio diversification play.” Mr. French references “[a] new asset class.” The Company clarifies that shares of the Company’s Tracking Stocks are shares of common stock of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand, but will still be exposed to additional risks associated with the Company as a whole. The Company further clarifies that a return on investment in a Fantex Tracking Stock cannot be guaranteed and that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements.

•                  The Article references “[Mohamed] Sanu’s future cash flows” and “future earnings.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that “Fantex has [] estimated the value of [Mohamed Sanu’s] next contract [to be] a four-year deal worth $26 million.” The Company clarifies that, in its initial determination of fair value of the Mohamed Sanu Brand Contract, the Company assumed that Mohamed Sanu would have an NFL career length of at least 9 years and that during such time he would enter into additional NFL player contracts for at least $27.1 million in total. The Company further clarifies that, in its determination of fair value of the Mohamed Sanu Brand Contract as of June 30, 2015, the Company assumed that Mohamed Sanu would have an NFL career length of at least 9 years and that during such time he would enter into additional NFL player contracts for at least $30.0 million in total.

•                  The Article references “six NFL players ha[ve] made deals with Fantex,” “six (soon-to-be seven) NFL players [] have executed deals with Fantex” and “Fantex’s six NFL players.” The Company clarifies that it has entered into nine Brand Contracts: the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Arian Foster Brand Contract, the Michael Brockers Brand Contract, the Jack Mewhort Brand Contract, the Kendall Wright Brand Contract and the Andrew Heaney Brand Contract. The Company further clarifies that the Jack Mewhort Offering closed on July 14, 2015, the Michael Brockers Offering closed May 29, 2015, the Alshon Jeffery Offering closed March 19, 2015, the Mohamed Sanu Offering closed on November 3, 2014, the EJ Manuel Offering closed July 21, 2014 and the Vernon Davis Offering closed April 28, 2014, at which such times trading of the respective Tracking Stocks began.

•                  The Article references that “[Fantex] delay[ed] and later cancel[led] an IPO for [Arian] Foster.” The Company clarifies that, on November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  The Article references that “Fantex directly owns 47 percent of [Fantex Series Mohamed] Sanu[]” and [Fantex] is a near-majority owner of [Fantex Series Vernon Davis, Fantex Series Jack Mewhort, Fantex Series Alshon Jeffery, Fantex Series EJ Manuel and Fantex Series Michael Brockers] shares.” The Company clarifies that Fantex Holdings, Inc., the parent company of Fantex, Inc., holds 102,454 shares of Fantex Series Vernon Davis, 78,000 shares of Fantex Series Mohamed Sanu, 250,000 shares of Fantex Series EJ Manuel, 400,000 shares of Fantex Series Alshon Jeffery and 170,000 shares of Fantex Series Mohamed Sanu.

fangraphs.com

•                  The Article references “invest[ing] in [Andrew Heaney],” “Fantex [having acquired] 10 percent of all future earnings related to [Andrew Heaney’s] brand, including player contracts, corporate endorsements and appearance fees” and “[Fantex obtaining] enough investors [to] meet the IPO amount.” The Company clarifies that it has entered into the Andrew Heaney Brand Contract, pursuant to which the Company will acquire a minority interest equal to 10% of the income that Andrew Heaney receives from and after January 1, 2015, subject to the terms and exceptions specified in the Andrew Heaney Brand Contract. As consideration for this interest under the Andrew Heaney Brand Contract, the Company will pay Andrew Heaney a one-time cash amount of $3.34 million contingent upon the Company’s ability to obtain financing.

•                  The Article references “NFL players [] for investment.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract. Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Mohamed Sanu Brand Contract. Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Alshon Jeffery Brand Contract. Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Michael Brockers Brand Contract.

•                  Mr. French references “cash flow of [an] athlete,” “invest[ing] in future cash flow stream[s],” “collect[ing] dividends, “[Fantex plans] to put 95% of the earnings [it] receive[s] into dividends” and “[Fantex plans] to pay dividends quarterly.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of the Contract Parties. Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements. The Company further clarifies that the board of directors is permitted, but not required to declare and pay dividends on the Company’s platform common stock or any of its Tracking Stocks. In its Annual Report on Form 10-K, the Company states that it intends to pay quarterly cash dividends out of available cash for each tracking stock, if outstanding. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  The Article references that “[stock] prices … reflect[] … player performance.” The Company clarifies that the performance or market price for a Tracking Stock depends on many factors and may not reflect the performance of the associated Brand Contract or Contract Party. An investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article references that “ [Fantex] launched with … Vernon Davis.” The Company clarifies that its first brand contract was the Arian Foster Brand Contract. On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Angels pitcher Andrew Heaney joins a new financial world

By Zach Helfand

[Photo of Andrew Heaney.]

Los Angeles Angels starting pitcher Andrew Heaney throws against the Los Angeles Dodgers during the third inning on Tuesday.

Soon, there will be a need to distinguish between angel investors and Angels investors. The latter would refer to a new stock that could soon hit the market. His name is Andrew Heaney, and he pitches for the Angels .

On Thursday, Heaney became the first Major League Baseball player to sign a contract with the company Fantex. The company will pay Heaney $3.34 million in exchange for a 10% stake in Heaney’s “brand income,” and investors can soon buy shares of a stock linked to his earnings.

Heaney confirmed the deal Friday and declined further comment, citing Securities and Exchange Commission regulations. The deal is pending Fantex’s acquiring the necessary financing.

Investors can buy and sell Heaney’s stock on Fantex’s exchange . The company will issue regular earnings reports. It is a novel concept, one players are still figuring out. Heaney evidently thought it was a sound financial decision, while a teammate, closer Huston Street, thought it was “the dumbest deal I’ve ever heard.”

For players, the appeal is a guaranteed source of income to hedge against an uncertain future. The Fantex contract offers security similar to an insurance policy, but it doesn’t require an upfront payment, and it helps protect against risks like underperformance as well .

“A bird in the hand vs. two in the bush,” explained Buck French, Fantex’s CEO.

Fantex also touts its ability to help players earn more money overall by serving as an advisor.  French said they can offer something most agencies cannot: a team of analysts that can evaluate financial decisions and account for risk.

Major League Baseball and the players’ union agreed to Heaney’s deal, and other players could soon follow.

Fantex has taken steps to address concerns over their potential to influence a player or the sense that individuals are being bought and sold. French said players retain full control of their own decisions.

“We basically have a seat at the table,” French said. The company acts as a “trusted advisor,”  he said but, “the athlete has all the say.”

An investor won’t be able to purchase a player directly, but instead a share of each player’s stock buys a piece of Fantex, which uses the player’s income to issue dividend s .

Fantex cannot legally discuss Heaney’s stock. French said they offer contracts after conducting a background check, examining the player’s medical history and performing quantitative analysis to find a player’s value, adjusted for risk. Their contract with Heaney puts his market value, for his contract, endorsements and other brand-related income, at about $33 million.

As a rookie, Heaney will also earn close to the league minimum. He is not eligible for arbitration until the 2018 season and will not be a free agent until the 2021 season. But if he reaches that point without a major injury or significant regression, the payoff could be far more lucrative than the valuation.

For that reason, upon learning of the contract, Street was highly critical of Heaney’s decision.

“A starting pitcher that’s left-handed and throws 95?” Street said. “No chance I’d do that deal.”

“I’m gonna own Heaney before the day’s over!” he laughed. “That’s the easiest investment of my life.”

Short hops

Right-hander Matt Shoemaker, who has been nursing a forearm strain, threw on flat ground Friday and hopes to throw a bullpen over the weekend. Manager Mike Scioscia said he will not be ready by his scheduled start Tuesday. … Albert Pujols, who has an injured right foot, was the designated hitter Friday, and his running appeared significantly hampered.

* * * * *

Annex B

Angels rookie Andrew Heaney soon could be for sale, but closer Huston Street says he’s selling himself short

By: Jeff Fletcher

ANAHEIM — Andrew Heaney is something of a pioneer, but at least one of his teammates is hardly a fan of what he’s doing.

Heaney has agreed to become the first major league baseball player to sell a portion of his future earnings to Fantex, the company announced this week. Fantex, a publicly traded company, will in turn sell investors stock in Heaney.

Heaney will receive $3.34 million in exchange for 10 percent of his baseball-related earnings for the rest of his life.

Shares of Heaney aren’t yet for sale because the deal isn’t finalized , so he said he could not comment, but Huston Street wasn’t shy about giving his opinion.

“Seems like a bad deal,” Street said. “I wouldn’t do it. A starting pitcher that’s left-handed and throws 95? No chance I’d do that deal. ... Three million to me is pretty low.”

Heaney, 24, is 6-3 with a 3.52 ERA this season, his first with the Angels after being traded by the Miami Marlins last year. Heaney is making a little more than the major league minimum of $500,000 this year. Since he’s only been up for half the year, he’ll actually make about half that, plus half a year of minor league salary.

He will make around $500,000 each of the next two seasons, and then once he’s eligible for arbitration, his salaries will jump. He could make around $4million, followed by around $6million and around $9million. Obviously those numbers could vary widely based on how well he pitches.

Essentially, Heaney would be making the deal as a hedge in case he winds up making less than $33million, which is the point at which he’d be losing money. However, Heaney gets cash up front, which he can theoretically invest and make more than he would have if he’d waited to earn the money.

It’s also like an insurance policy in case he gets hurt.

Street, however, suggested that Heaney would have been better just buying insurance, which costs less and is fixed, rather than potential costing millions down the road.

If Heaney has five more years as even an average starting pitcher, his next contract could easily be worth well over $50 million, in addition to whatever he earned before then in arbitration.

Fantex also gets money that Heaney earns in endorsements or appearances fees, or money he makes in a post-baseball career, as a coach or broadcaster. The player retains all decision-making power for his career.

Fantex has already signed several NFL players to similar deals, including San Francisco 49ers tight end Vernon Davis.

As for the investors, they would buy a tracking stock through Fantex’s private marketplace .  The value of the stock would fluctuate based on the player’s performance and earnings.

Street joked that Heaney undersold himself by so much that he ought to invest.

“I’m going to own Heaney before the day is over,” Street said. “It’s the easiest investment in my life.”

* * * * *

Annex C

Stock in athletes: A Bengal’s impact on Wall St.

By: Bowdeya Tweh

[Photo of Mohamed Sanu.]

Cincinnati Bengals wide receiver Mohamed Sanu is one of six NFL players has [sic] has made deals with Fantex. The company sells a stock in Sanu (ticker SANUL).

Shareholders in Cincinnati Bengals wide receiver Mohamed Sanu received a dividend of 20 cents per share this summer.

That dividend was higher than the most recent payouts from Greater Cincinnati publicly traded companies such as Kroger (11 cents), Fifth Third Bancorp (13 cents) and General Cable (18 cents).

“That’s pretty cool,” said Sanu after being told his dividend was higher than Kroger’s. “No, I didn’t know that. I hadn’t put it into perspective like that.”

Welcome to the wide world of investing in athletes. Launched in 2012, San Francisco-based company Fantex has built a stock trading platform and it hopes making investments in sports stars and entertainers becomes as common as buying shares in Coca-Cola or Apple.

These deals purport to offer paydays for investors and athletes, but they aren’t without risk. If Fantex can’t convince investors to buy in, the market and the company collapses. For an athlete, it boils down to one question: Would you forego a portion of your earnings forever if a company promised to make you more money in the future?

As the NFL regular season begins in earnest Sunday, the Bengals’ six-foot, two-inch tall receiver is one of six (soon-to-be seven) NFL players to have executed deals with Fantex.

“I just knew it was something I wanted to be a part of and in the long run, it would benefit me,” said Sanu, a 26-year-old, fourth-year pro.

But several sports agents and regional sports business experts The Enquirer reached questioned Fantex’s value proposition. One Downtown Cincinnati-based agent who has represented hundreds of athletes and coaches in his 35-year career, Richard Katz, called the company’s pitch a “tough sell.”

Peers at Sanu’s position — Dez Bryant, Calvin Johnson and A.J. Green — and other NFL stars have landed big endorsements because of their performance on the field. For players further down the roster, “those opportunities just aren’t going to be available for any big dollars,” said Katz, founder of KMG Sports Management.

Big-time players also tend to turn away more opportunities than they accept.

“Peyton Manning and Tom Brady know they could sign as many deals as they want, but they have to manage the portfolio,” said Joe Cobbs, associate professor of sports business at Northern Kentucky University. “Why would they share revenue with investors?”

How Fantex links the field with the share market

Fantex bills itself as a brand builder. Its business model is built on identifying an athlete that has long-term earning potential, buying a percentage of that athlete’s future earnings and working with him to increase his money-making prospects.

Fantex then develops a “tracking stock” that is linked to an athlete’s financial performance, which means shares can trade up or down based on expectations of Sanu’s ability to earn money.

The athlete gets an upfront payment, which was about $1.56 million in Sanu’s case. The money comes from proceeds of an initial public offering of stock to investors.

Fantex gets 10 percent of Sanu’s future cash flows. That means Sanu keeps 90 cents on the dollar from playing contracts, endorsements, appearance fees and post-football career work such as broadcasting.

The agreement was signed May 14, 2014. Fantex sold 164,300 shares in Sanu for $10 each in an IPO completed Nov. 3. Through Fantex’s trading platform, shares of Sanu’s stock (listed under the ticker SANUL) trade at $13, which is highest among Fantex’s six NFL players. Shares have traded as high as $13.70.

Additional stock offerings are not planned at this time. Cornell “Buck” French, co-founder and CEO of Fantex, said the company doesn’t disclose the number of individual investors who’ve bought shares.

However, Fantex directly owns 47 percent of Sanu’s shares, according to a filing made last month to the U.S. Securities and Exchange Commission.

Investors can also buy Fantex-developed securities for San Francisco 49ers tight end Vernon Davis, Indianapolis Colts offensive lineman Jake Mewhort, Chicago Bears wide receiver Alshon Jeffrey, Buffalo Bills quarterback EJ Manuel and St. Louis Rams defensive tackle Michael Brockers. It is a near-majority owner of these players’ shares as well.

Fantex’s website lists an initial public offering (IPO) coming soon for Tennessee Titans wide receiver Kendall Wright.

French said officials initially thought fantasy football enthusiasts would be drawn to the company. The premise: If fantasy football players pay attention to stats on the field, they’ll surely care about what athletes earn.

But the company’s message has found better traction with sophisticated investors. French described the Fantex-developed securities as a portfolio diversification play.

“I think we’re creating incredibly interesting and new asset class that ultimately will serve investors and athletes,” said French, who calls himself as a serial entrepreneur.

Bringing value to back the Bengals’ receiver

Ask Sanu about what football success looks like this year, he’ll quickly rattle off answers. “Winning a lot of games this year, getting to the playoffs, and getting to the Super Bowl,” he said. “If we play well and play together, everything will fall into place.”

He was more measured and careful with sharing details about the Fantex arrangements.

Sanu said his agent from Priority Sports, which also represents Houston Texans running back Arian Foster and the Colts’ Mewhort, introduced him to Fantex. A financial adviser also reviewed the deal for him. He’s talked to a few teammates about it, because some were curious about how the program works.

French said Fantex is working to build Sanu’s social media presence. The company, in an annual report, describes Sanu as a “visionary” as a result of his experience growing up in a difficult environment with few mentors and still finding success.

In terms of maximizing his earnings, this season is the biggest in Sanu’s career; he’s in the last year of his Bengals contract.

Getting one NFL contract is a dream of many aspiring football players. But outside of top draft picks, the second contract is coveted because it helps solidify a players’ earning potential and brings some stability in a sport where it’s difficult to obtain.

Following injuries to Marvin Jones, Tyler Eifert, and Giovani Bernard last season, Sanu had career highs in receptions (56), yards (790) and touchdowns (five) last season. He also threw for a touchdown last year and had seven rushing attempts for 51 yards.

This season, Jones, Eifert and Bernard are all back.

While Sanu’s future is uncertain, Fantex has already estimated the value of his next contract — a four-year deal worth $26 million. The average salary under that deal would be nearly 10 times as much than the average salary under his current contract, according to sports salary tracking website Spotrac.

Spotrac lists Sanu’s 2015 salary as $1.68 million, which includes a signing bonus.

Building a strong brand to last after leaving the field

Sanu thinks about life after football and having a fallback plan if his career ends early. The advent of social media has made athletes more aware of branding and marketing opportunities.

The Bengal is among a growing number of athletes who see players from Deion Sanders to Michael Strahan to Anthony Munoz and Dhani Jones whose personal brands have been able to extend beyond football, said NKU’s Cobbs.

There are rare instances where athletes’ endorsement deals can be a huge boon, said Brian Goldberg, a Cincinnati-based sports agent who has represented baseball star Ken Griffey Jr. for nearly three decades.

Goldberg said Griffey signed a contract with Nike in 1990 for a “modest amount of money” to wear the company’s products. That relationship evolved through his career and five years into retirement at age 45, Junior’s Swingman Collection products still earn him cash.

“The player is getting more information and education on their athleticism being a business,” he said.

Since most players don’t get “life changing” money in pro sports drafts, the upfront money from Fantex gives athletes something to invest or spend until their next big earning opportunity, said Joe Bick, founder and president of Downtown Cincinnati-based Pro Star Management.

Cobbs said Fantex relies heavily on positive word-of-mouth feedback among players and marketing through media to get investors interested in the platform. But it will take a lot more to sustain the company.

“The long-term viability depends on investors making money and not the novelty effect,” he said.

Goldberg said the percentages of revenue that Fantex earns appear higher than what agents typically get from players to negotiate contracts. To give up that percentage of revenue, he said players have to see it as a hedge against what could be a short career. Short careers are the norm in the NFL; the players association says the average athlete’s career lasts slightly more than three years.

What’s the future look like for Fantex?

Fantex isn’t the first company to attempt to sell shares in athletes.

St. Xavier High School graduate Randy Newsom and a couple friends founded a company in the late 2000s designed to sell shares minor league baseball players. Investors could have been in line for a big payday if a player got called up to the majors and later landed a big contract.

Newsom played minor league baseball at the time and he attempted to sell shares in himself. MLB executives eventually put the kibosh on Newsom’s involvement in the concept. Newsom, who later graduated from Tufts University and earned a law degree from Boston College, is now a vice president of business development at Fantex.

Fantex has already learned the trouble in working with NFL players. The company had to delay and later cancel an IPO for the Texans’ Foster because he suffered a string of injuries in the last few years. As a result, Vernon Davis ended up being the first athlete to debut on the trading platform.

The company also reported net losses of $6.3 million in 2014 and $3.6 million in 2013. Since its inception in 2012, it has had accumulated losses of $7.3 million, according to its most recent annual report.

But that hasn’t dissuaded investors from the firm’s potential.

Fantex has raised $51 million in three rounds of venture capital fundraising, according to the website CrunchBase. French declined to confirm whether the number was accurate. Athletes’ agents and companies they work for are not investors in the firm, he said.

The company has collected $1.42 million from athletes as of June 30.

French said by year’s end, he expects Fantex to reach a brand agreement with a non-football player.

He disagrees with opinions that Fantex deals aren’t good for athletes. Deals are vetted by financial advisers and players have outside counsel review their brand agreements, French said.

“The player’s interests are well represented,” French said. “At the end of the day, this is a long-term relationship.”

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Annex D

Fantex Selling Stock in Andrew Heaney’s Future Earnings

By: Craig Edwards

Fans of Major League Baseball have long held an emotional investment in favorite players and teams, spending time and money on the sport and receiving widely varying emotional returns depending on results. If Fantex and Los Angeles Angels starter Andrew Heaney get their way, fans and investors will soon be able to invest in the future earnings of the Angels left-hander. Heaney and Fantex, a company that has previously struck similar deals with multiple NFL players, have agreed to a contract that will pay Heaney $3.34 million in exchange for “10 percent of all future earnings related to his brand, including player contracts, corporate endorsements and appearance fees,” according to Ken Rosenthal. A deal like this will attempt to provide pre-arbitration players like Heaney a form of insurance against future injury or a downgrade in performance without signing a team-friendly contract that keeps players from free agency. While this concept has been around for quite some time, in practice, these deals are still in their infancy and come with some drawbacks.

Almost two years ago, Fantex made news by announcing an agreement with star running back Arian Foster of the Houston Texans. The deal, similar to the one for Heaney, would have paid Foster $10 million in exchange for 20% of Foster’s future earnings. Before the parties could follow through on the deal, Foster was injured and the IPO never got off the ground. The deals with Fantex are subject to getting enough investors to pay for the initial guarantee to the players. For Heaney to get paid, enough investors must first meet the IPO amount, in this case $3.34 million.

In some ways, this model may look like a long-term version of daily fantasy games, where fans can put forth a relatively small sum of money in the hopes that a player will play well and provide a return on the money they have deposited. I spoke with Fantex co-founder and CEO Buck French about the potential comparisons and he was quick to refute them, stating that they do not consider themselves in the same market. “[Daily fantasy sports] is totally different. It’s not investing. Either you win or you lose… A single game outcome will determine whether you win or lose.” French cited a Wall Street Journal article stating that 1.3% of daily fantasy players win 91% of the profits in the first half of the MLB season. French said that, in Fantex, people “invest in future cash flow stream and collect dividends. They aren’t trying to beat out a whole bunch of people.”

Unlike daily fantasy games, Fantex is regulated by the SEC as is the exchange on which the players’ brands are traded. Whether fans are interested in a deal where any potential large return is far into the future and minimal in the short is not yet clear. French indicated that a majority of the investors in Fantex have not been made by fans, but instead by investors who appreciate that what happens in China has “no effect on Vernon Davis getting paid.”

After Arian Foster’s deal was announced, Wendy Thurm discussed the past attempts to start similar ventures to Fantex, which proved to be quite difficult to pull off. A problem for investors is the investment made is not directly to the player.

Writes Thurm:

The value of your trading stock isn’t specifically tied to Foster’s success or his future earnings. It’s tied only to Fantex’s success and the vagaries of its new private exchange. Foster’s success on and off the field may bear on Fantex’s success, or it may not.

French believes that Fantex is different from past ventures as “other than Randy Newson (who tried a similar project as a minor leaguer and is currently the Vice President of Business Development for Baseball at Fantex), it was never truly tied to the cash flow of the athlete. Today, we’ve collected $1.4 million and paid out $664,000.” French believes this “underlying linkage” has allowed Fantex to succeed.

Some of the uncertainties present in 2013 have been alleviated — and have led some, like Daniel Roberts of Fortune magazine, to declare that Fantex is “working.” Fantex launched in April 2014 with Vernon Davis of the San Francisco 49ers as their first player. Fantex currently has seven NFL players available for investment, with prices ranging from $7 for E.J. Manuel to $13 for Mohamed Sanu, reflective of both player performance as well as the initial investment amount. Fantex says their plan is to put 95% of the earnings they receive into dividends that are then paid to investors. They plan to pay dividends quarterly, and have paid out more than half a million dollars, but, not surprising given the small number of offerings at this point, the dividends have not been consistent in those payments thus far.

French, who could not discuss Heaney or the MLB due to SEC regulations that prevent comments on public offerings without an S-1 statement on file, said they pitched NFL players by letting them know they were “interested in investing in you, helping you realize your full potential.” French indicated that the vast majority of feedback from NFL player agents has been supportive. Interestingly, Fantex did not seek approval from or work with the NFL in making their deals, focusing efforts with the players. French believed Fantex could “potentially help provide some level of financial stability to the players.”

For Heaney, it is easy to see how he could benefit from this type of arrangement. In baseball, players are paid the minimum salary of roughly $500,000 for nearly four years before hitting arbitration, at which point they not infrequently achieve their first seven-figure payday — albeit still three years from free agency. For years, teams have used this process to their advantage, signing players to team-friendly deals before the players reach arbitration, getting more prime playing years at a reduced cost and delaying free agency.

When approached by teams with a guarantee in the tens of millions, players generally choose to make themselves financially secure for life as opposed to risking injury on a $500,000 salary. They have few alternatives to obtain anywhere near that type of security. Insurance policies are expensive and might require that the player be physically unable to play ever again, essentially forcing retirement. The model that Fantex uses potentially provides a player security, perhaps not to the level that a contract extension would provide, but enough that he could comfortably turn down a team-friendly extension and hit free agency at the youngest possible age. For those players who are good enough to sustain a major league career, but have not been identified by their clubs as a candidate for extension, this model also provides them with security that they would be unable to otherwise find.

Heaney is ideally situated to take advantage of this opportunity. The sabermetrically inclined 24-year-old left-hander debuted for the Marlins in 2014, but accrued just 47 days of service time before his trade to the Los Angeles Dodgers and then (shortly thereafter) Los Angeles Angels. He was kept in the minor leagues this season until near the end of June, meaning that at the end of this season, he will still be short of one full year of service time. He is likely to be eligible for Super-Two arbitration until 2018 and will not be eligible for free agency until after the 2021 season, when he will be 30 years old. Any extension further delaying his free agency could significantly impact his potential for future earnings.

Heaney’s deal is the first one in Major League Baseball for Fantex, and it remains to be seen whether others will follow. Over the winter, and especially into spring, is a prime time sign young players to contract extensions. Players could find offers from their teams either not to their liking or non-existent, and Fantex could provide these players an alternative to negotiating with their own team, or could otherwise provide a bit of leverage to extract more money in negotiations. According to Rosenthal, both the MLB and MLBPA had their concerns alleviated and approved this arrangement. That means, assuming no changes in the Collective Bargaining Agreement, the onus is on Fantex to convince players that the arrangement is beneficial, and to convince fans and investors that the company has the type of staying power and resources to make this unique venture worthwhile. Fantex has jumped a lot of hurdles over the past few years to get where they are now, but to turn themselves into a sustainable enterprise, they will need continued growth in the years ahead.

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